CUSIP No. 654390 10 3                                         Page 1 of 10 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Final Amendment)1 [FN]

                          Nimbus CD International, Inc.
                                (Name of Issuer)

                       Voting Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   654390 10 3
                                 (CUSIP Number)

                                December 31, 1998
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)








--------
[FN]
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 654390 10 3                                         Page 2 of 10 Pages



1)   Name of Reporting Person                         Behrman Capital L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                              (a) [ X ]
     if a Member of a Group                                 (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                             Delaware
     of Organization

Number of                  5)   Sole Voting           -0-
Shares Beneficially             Power
Owned by Each
Reporting Person
With:
                           6)   Shared Voting
                                Power                 -0-

                           7)   Sole Disposi-         -0-
                                tive Power

                           8)   Shared Dis-
                                positive Power        -0-


9)   Aggregate Amount Beneficially                    -0-
     Owned by Each Reporting Person

10)  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                   -0-
     Amount in Row (9)

12)  Type of Reporting
     Person                                           PN





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CUSIP No. 654390 10 3                                         Page 3 of 10 Pages


1)   Name of Reporting Person                         Behrman Capital
     I.R.S. Identification                            "B" L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                              (a) [ X ]
     if a Member of a Group                                 (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                             Delaware
     of Organization

Number of                  5)   Sole Voting           -0-
Shares Beneficially             Power
Owned by Each
Reporting Person
With:
                           6)   Shared Voting
                                Power                 -0-

                           7)   Sole Disposi-         -0-
                                tive Power

                           8)   Shared Dis-
                                positive Power        -0-


9)   Aggregate Amount Beneficially                    -0-
     Owned by Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                   -0-
     Amount in Row (9)

12)  Type of Reporting
     Person                                           PN




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CUSIP No. 654390 10 3                                         Page 4 of 10 Pages


1)   Name of Reporting Person                         Strategic Entrepre-
     I.R.S. Identification                            neur Fund, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                               (a) [ X ]
     if a Member of a Group                                  (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                             Delaware
     of Organization

Number of                  5)   Sole Voting           -0-
Shares Beneficially             Power
Owned by Each
Reporting Person
With:
                           6)   Shared Voting
                                Power                 -0-

                           7)   Sole Disposi-         -0-
                                tive Power

                           8)   Shared Dis-
                                positive Power        -0-


9)   Aggregate Amount Beneficially                    -0-
     Owned by Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                   -0-
     Amount in Row (9)

12)  Type of Reporting
     Person                                           PN





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CUSIP No. 654390 10 3                                         Page 5 of 10 Pages


                         Final Amendment to Schedule 13G

          Reference is hereby made to the statement on Schedule 13G originally filed on January 31, 1996 (the "Schedule 13G").

Item 1(a) -       Name of Issuer:  Nimbus CD International, Inc.

Item 1(b) -       Address of Issuer's Principal Executive Offices:

                  State Route 629, Guildford Farm
                  Ruckersville, VA 22968

Item 2(a) -       Name of Person Filing:

                  This statement is being filed by Behrman Capital L.P. ("Behrman"), Behrman Capital "B" L.P. ("Behrman B") and Strategic Entrepreneur Fund, L.P. ("SEF") (collectively, the "Reporting Persons").

                  Behrman, Behrman B and SEF are Delaware limited partnerships. The sole general partner of Behrman and Behrman B is Behrman Brothers, L.P., a Delaware limited partnership. The general partners of SEF are Darryl G.Behrman and Grant G. Behrman.

Item 2(b) -       Address of Principal Business Office or, if none,
                  Residence:

                  126 East 56th Street
                  New York, New York  10022

Item 2(c) -       Place of Organization:

                  Behrman:  Delaware
                  Behrman B:  Delaware
                  SEF:  Delaware

Item 2(d) -       Title of Class of Securities:

                  Voting Common Stock, $.01 par value ("Common Stock")

Item 2(e) -       CUSIP Number:  654390 10 3

Item 3 -          Statements Filed Pursuant to Rules 13d-1(b) or 13d-
                  2(b):

                  Not applicable




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CUSIP No. 654390 10 3                                         Page 6 of 10 Pages



Item 4 -          Ownership.

                  (a)    Amount Beneficially Owned:

                  Behrman:  -0-
                  Behrman B:  -0-
                  SEF:  -0-

                  (b)    Percent of Class:

                  Behrman:  -0-
                  Behrman B:  -0-
                  SEF:  -0-

                  (c)    Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:

                  Behrman:  -0-
                  Behrman B:  -0-
                  SEF:  -0-

                  (ii)   shared power to vote or to direct the vote:
                         -0-

                  (iii)  sole power to dispose or to direct the
                         disposition of:

                  Behrman:  -0-
                  Behrman B:  -0-
                  SEF:  -0-

                  (iv) shared power to dispose or to direct the disposition of: -0-


Item 5 -          Ownership of Five Percent or Less of a Class:

          This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.






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CUSIP No. 654390 10 3                                         Page 7 of 10 Pages


Item 6 -          Ownership of More than Five Percent on Behalf of
                  Another Person:

                  Not applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

                  Not applicable

Item 8 -          Identification and Classification of Members of the
                  Group:

                  See Exhibit 2 hereto.

Item 9 -          Notice of Dissolution of Group:

                  Not applicable

Item 10 -         Certification:

                  Not applicable




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CUSIP No. 654390 10 3                                         Page 8 of 10 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BEHRMAN CAPITAL L.P.

                                            By:  Behrman Brothers, L.P.,
                                                   General Partner


                                            By /s/ Grant G. Behrman
                                                   General Partner


                                           BEHRMAN CAPITAL  "B" L.P.

                                            By:  Behrman Brothers, L.P.,
                                                   General Partner


                                            By /s/ Grant G. Behrman
                                                   General Partner


                                            STRATEGIC ENTREPRENEUR FUND, L.P.


                                            By /s/ Grant G. Behrman
                                                   General Partner

Date: February 12, 1999








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CUSIP No. 654390 10 3                                         Page 9 of 10 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                 BEHRMAN CAPITAL L.P., BEHRMAN CAPITAL "B" L.P.
                      AND STRATEGIC ENTREPRENEUR FUND, L.P.

                            Pursuant to Rule 13d-1(k)


          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                                            BEHRMAN CAPITAL L.P.

                                            By:  Behrman Brothers, L.P.,
                                                   General Partner


                                            By /s/ Grant G. Behrman
                                                   General Partner


                                            BEHRMAN CAPITAL  "B" L.P.

                                            By:  Behrman Brothers, L.P.,
                                                   General Partner


                                            By /s/ Grant G. Behrman
                                                   General Partner


                                            STRATEGIC ENTREPRENEUR FUND, L.P.


                                            By /s/ Grant G. Behrman
                                                   General Partner

Date: February 12, 1999






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CUSIP No. 654390 10 3                                        Page 10 of 10 Pages
                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group

          Behrman Capital L.P., Behrman Capital "B" L.P. and Strategic Entrepreneur Fund, L.P. are filing this statement on Schedule 13G as a group.

          Behrman Capital L.P. is a Delaware limited partnership. Its sole general partner is Behrman Brothers, L.P. a Delaware limited partnership. The general partners of Behrman Brothers, L.P. are Darryl G. Behrman and Grant G. Behrman.

          Behrman Capital "B" L.P. is a Delaware limited partnership. Its sole general partner is Behrman Brothers, L.P. a Delaware limited partnership. The general partners of Behrman Brothers, L.P. are Darryl G. Behrman and Grant G. Behrman.

          Strategic Entrepreneur Fund, L.P. is a Delaware limited partnership. The general partners of Strategic Entrepreneur Fund, L.P. are Darryl G. Behrman and Grant G. Behrman.






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